

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 5, 2007

Ms. Kimberly A. Springsteen
Chief Executive Officer and Chief Financial Officer
Commonwealth Income & Growth Fund V
Brandywine One, Suite 200
2 Christy Drive, Chadds Ford, PA 19317

RE: Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Quarter ended March 31, 2007
File No. 333-108057

Dear Ms. Springsteen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief